Exhibit 19.1

OPKO HEALTH, INC.

INSIDER TRADING POLICY

(Revised July 22, 2008)

This Insider Trading Policy provides guidelines to all personnel (“Restricted Persons”), including employees (both domestic and international), directors and officers, of OPKO Health, Inc. and its subsidiaries (the “Company”), with respect to transactions in the Company’s securities and the handling of material non-public information about the Company and the companies with which it does business. In the discretion of the Company’s Compliance Officer, this Insider Trading Policy may also apply to consultants to and contractors of the Company and its subsidiaries who may come into possession of such material non-public information as a result of their work for or on behalf of the Company.

For purposes of this Insider Trading Policy, the Company’s securities include common stock, options to purchase common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants, convertible debentures and debt securities. The Company’s securities also include derivative securities relating to the Company’s securities, even if not issued by the Company, such as exchange-traded options.

The Company’s directors, officers and certain designated employees are subject to additional limitations, including pre-clearance and blackout restrictions, described separately in the Company’s Pre-clearance and Blackout Policy.

I.         Policy

It is the policy of the Company to comply with all insider trading laws and regulations.

II.      Responsibility

Restricted Persons may create, use or have access to material information about the Company that is not generally available to the investing public (such information is referred to in this Insider Trading Policy as “material non-public information,” as explained in more detail below). Each Restricted Person has an important ethical and legal obligation to maintain the confidentiality of such information and not to engage in any transactions in the Company’s securities while in possession of material non-public information of the Company. Each Restricted Person and the Company may be subject to severe civil and criminal penalties as a result of unauthorized disclosure of material nonpublic information of the Company or trading in the Company’s securities while in possession of material non-public information of the Company.

The Compliance Officer or, in the Compliance Officer’s absence, the Chief Accounting Officer, is responsible for the administration of this Insider Trading Policy. For purpose of this Insider Trading Policy, the Company’s Deputy General Counsel shall be the Compliance Officer.

III.     Guidelines

1.         Prohibition. Every Restricted Person who is aware of material non-public information is prohibited from:

(a)	buying or selling the Company’s securities while in possession of material non-public information regarding the Company;

(b)	communicating such material non-public information to third parties other than those who need to know such information in connection with doing business with or for the Company, as authorized by the Company;

(c)	recommending the purchase or sale of the Company’s securities while in the possession of material information that has not been publicly disclosed by the Company; and

(d)	assisting anyone engaged in any of the above activities.

This prohibition also applies to information about, and to the trading of securities of, other companies (e.g., customers or suppliers) with which the Company has a relationship until such information becomes public or is no longer material.

This Insider Trading Policy does not apply to the exercise of employee stock options.  However, this Insider Trading Policy does apply to the sale of securities of the Company as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

There are no exceptions to this Insider Trading Policy. Engaging in transactions in the Company’s securities that are otherwise necessary for personal reasons, such as personal financial commitments, are still prohibited if you possess material non-public information of the Company.

2.         Transactions by Family Members; Entities Controlled by You. The prohibitions outlined in this Insider Trading Policy also apply to any “family members,” who reside with you, anyone else who lives in your household and any other family member whose transactions in the Company’s securities are directed by you or subject to your influence or control and any entities under your control. “Family Members” includes your spouse, any child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother or father-in-law, son or daughter-in-law, or brother or sister-in-law (as well as other adoptive relationships) with whom you share a household. The Company will hold you responsible for the conduct of your family members, anyone who lives in your household and any entities under your control.

3.         Tipping Information to Others. You may not disclose any material non-public information to others, including your family members, friends or social acquaintances. This prohibition applies whether or not you receive any benefit from the other person’s use of that information. The Securities and Exchange Commission (the “SEC”) has imposed large civil and criminal penalties on the person providing the tip, the individual receiving the tip (the “tippee”) and all those to whom the tippee, in turn, gives the information, even when the disclosing person did not profit from the trading.

4.         Material Non-Public Information.

Material Information. Information is considered “material” if a reasonable investor would likely consider it important in making a decision to purchase, hold or sell the Company’s securities (e.g., information regarding a possible merger or acquisition involving the Company, the introduction of important products or major marketing changes). In addition, any information that could affect the market for the Company’s securities is material. It is important to keep in mind that material information need not be certain or definitive information. Even information concerning events, actions, results, etc. that may happen can be considered material under certain circumstances.

Non-public Information. Non-public information is any information that has not been disclosed generally to the investing public. Disclosure by press release or in the Company’s periodic reports filed with the SEC is necessary to make the information public. However, even after the Company has released information to the public, you should generally allow at least two (2) full trading days (that is, days on which the American Stock Exchange, the other national stock exchanges and Nasdaq are open for trading) for the investing public to absorb and evaluate the information before you trade in the Company’s securities.

Although it is not possible to list all types of material information, the following are a few examples of information that is particularly sensitive and should be treated as material:

●	quarterly or annual financial results;
●	Significant contracts and technology licenses or any amendments or termination thereof;
●	projections of future earnings or losses, or other earnings guidance;
●	changes in management;
●	significant increase or decrease in financial results;
●	changes in auditors;
●	significant actions by regulatory bodies or commencement of major litigation;
●	the introduction, or obsolescence, of important products or services;
●	changes in estimates of earnings or sales;
●	major marketing changes;
●	offerings of additional securities;
●	borrowings or other financial transactions;
●	clinical trial results or data;
●	unusual gains or losses in major operations;
●	stock splits or securities offerings;
●	possible mergers, acquisitions or joint ventures;
●	purchase or sale of a significant asset;
●	significant labor disputes;
●	financial liquidity problems; and
●	establishment of a repurchase program for the Company’s securities.

If you have any question as to whether particular information is material or non-public, you should not trade or communicate the information to anyone without prior approval by the

Compliance Officer.

5.         Inadvertent Disclosure. If material non-public information is inadvertently disclosed by any Restricted Person to a person outside the Company who is not obligated to keep the information confidential, you should immediately report all the facts to the Compliance Officer, or such other individual designated by the Company so that the Company may take appropriate remedial action. Under the SEC’s rules, the Company generally has only 24 hours after learning of an inadvertent disclosure of material non-public information to publicly disclose such information, if necessary.

6.         Short-term, Speculative Transactions. The Company has determined that there is a substantial likelihood for the appearance of improper conduct by Restricted Persons when they engage in short-term or speculative securities transactions. Therefore, Restricted Persons are prohibited from engaging in any of the following activities involving the Company’s securities, except with the prior written consent of the Compliance Officer:

(a)	purchasing the Company’s securities on margin;

(b)	pledging Company securities;

(c)	short sales;

(d)	buying or selling puts or calls in connection with the Company’s securities; and

(e)	engaging in derivative transactions relating to the Company’s securities (e.g., exchange traded options, etc.)/

7.         Further Prohibition. From time to time, effective immediately upon notice or as otherwise provided by the Company, the Company may determine that other types of transactions, or all transactions, by Company personnel in the Company’s securities shall be prohibited or shall be permitted only with the prior written consent of the Compliance Officer.

8.         Confidentiality Guidelines. To provide more effective protection against the inadvertent disclosure of material non-public information about the Company or the companies with which it does business, the Company has adopted the following guidelines in addition to the prohibition in paragraph 3 above. These guidelines are not intended to be exhaustive. Additional measures to secure the confidentiality of information should be undertaken as deemed necessary under the circumstances. If you have any doubt as to your responsibilities with respect to confidential information, please seek clarification and guidance from the Compliance Officer before you act. Do not try to resolve any uncertainties on your own.

The following guidelines establish procedures with which every Restricted Person must comply in order to maximize the security of confidential information:

(a)	Do not discuss any Company matter in public places, such as elevators, hallways, restrooms or eating facilities, where conversations might be overheard.

(b)	Use passwords to restrict access to the information on computers.

(c)	Limit access to particular physical areas where material non-public information is likely to be documented or discussed.

(d)	Maintain records in accordance with the Company’s document retention policies in effect from time to time.

9.         Authorized Disclosure of Material Non-Public Information. Under certain circumstances, the Compliance Officer may authorize the immediate release of material non- public information. If disclosure is authorized, the form and content of all public disclosures shall be approved by the Compliance Officer pursuant to the terms of the Company’s applicable policies and procedures. In the case of material non-public information that is not disclosed, such information is not to be disclosed or discussed except on a strict “need-to-know” basis. All requests for information, comments, or interviews (other than routine product inquiries) made to any Restricted Person of the Company should be directed immediately to the Compliance Officer, who will clear all proposed responses in accordance with applicable law and the Company’s policies and procedures. It is anticipated that most questions raised can be answered by the Compliance Officer or another company representative to whom the Compliance Officer refers the request. Restricted Persons should not respond to such requests directly, unless expressly instructed otherwise by the Compliance Officer. In particular, great care should be taken not to comment on the Company’s expected future financial results without the express instruction by the Compliance Officer. If the Company wishes to give some direction to investors or securities professionals, it must do so only in compliance with the Company’s policies and applicable law. All communications with representatives of the media and securities analysts shall be directed to the Compliance Officer.

10.         Company Assistance. If you have any questions about specific information or proposed transactions, or as to the applicability or interpretation of this Insider Trading Policy or the propriety of any desired action, you are encouraged to contact the Compliance Officer.

11.         Post-Termination Transactions. The restrictions set forth in this Insider

Trading Policy continue to apply to your transactions in the Company’s securities even after the termination of your employment or term in office, as applicable, for such period as the Compliance Officer shall determine you are likely to be in possession of material non-public information about the Company. If you are in possession of material non-public information when your employment terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

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